Form 11-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the year ended December 31, 2000
Commission File Number 1-5828
THE SAVINGS PLAN
FOR AFFILIATES
(Full title of the plan)
CARPENTER TECHNOLOGY CORPORATION
(Name of issuer of the securities held
pursuant to the plan)

1047 N. Park Rd.
Wyomissing, Pennsylvania 19610-1339
(Address of principal executive
office of the issuer)

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, Carpenter
Technology Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE SAVINGS PLAN FOR AFFILIATES
(Name of Plan)
Date June 28, 2001	By	/s/ Terrence E. Geremski
Terrence E. Geremski Senior Vice President - Finance and Chief Financial Officer
Financial Statements and Exhibits
(a)	Financial Statements
The financial statements filed as part of this report are listed in the Index to Financial Statements included herein.
(b)	Exhibits
(1) Consent of Independent Accountants
THE SAVINGS PLAN FOR AFFILIATES
INDEX TO FINANCIAL STATEMENTS FORM 11-K ANNUAL REPORT

Form 11-K
Pages
Report of Independent Accountants	5
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999	6
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2000 and 1999	7
Notes to Financial Statements	8-12
Supplemental Schedules:
Assets Held for Investment Purposes at End of Year	13
Reportable Transactions for the Year Ended December 31, 2000	14
Consent of Independent Accountants	15
Report of Independent Accountants
To the Participants and Administrator of the Savings Plan for Affiliates:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan for Affiliates (the "Plan") at December 31,
2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United
States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment
Purposes at End of Year and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for
Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These
supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP

June 4, 2001
THE SAVINGS PLAN FOR AFFILIATES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
as of December 31, 2000 and 1999
(dollars in thousands)
ASSETS	2000	1999

Investments, at fair value	$ 9,180	$ 6,708

Receivables:
Investment income receivable	-	8
Contributions - salary deferral	36	55
Contributions - company	34	21

Total receivables	70	84

Total assets	9,250	6,792

LIABILITIES

Accrued administration expenses	9	9
Liability for Benefit Payments	11	-

Total liabilities	20	9

Net assets available for benefits	$ 9,230	$ 6,783
The accompanying notes are an integral part of the financial statements.
THE SAVINGS PLAN FOR AFFILIATES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS for the years ended December 31, 2000 and 1999 (dollars in thousands)
	2000	1999
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$ 187	$ 61
Interest	84	13
Dividends	594	103

	865	177
Contributions:
Salary deferral	1,018	962
Rollover	2	64
Company	944	826
Transfer from Rathbone 401(k) plan	-	727

	1,964	2,579

Total additions	2,829	2,756

Deductions from net assets attributed to:
Benefits paid to participants	345	427
Administrative expenses	37	32

Total deductions	382	459

Net increase	2,447	2,297

Net assets available for benefits:
Beginning of year	6,783	4,486

End of year	$ 9,230	$ 6,783

The accompanying notes are an integral part of the financial statements.
THE SAVINGS PLAN FOR AFFILIATES
NOTES TO FINANCIAL STATEMENTS
1.	Description of Plan:

The following description of the Savings Plan for Affiliates (the Plan) provides only general information. A more comprehensive description of the Plan's provisions can be found in the Plan document, which is available to participants upon request from Carpenter
Technology Corporation or any participating affiliate (collectively referred to as the
"Company").

          General:

The Plan is a defined contribution plan which covers substantially all domestic employees of Certech, Inc., Carpenter Advanced Ceramics, Inc. (Crafts Technology and Z-tech divisions), Parmatech Corporation, Rathbone Precision Metals and Shalmet Corporation
(all of which are affiliates of Carpenter Technology Corporation) who have attained the age of 21 years and have completed at least one year of service of at least 1,000 hours. Plan participation commences on the first day of the month following attainment of eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income
Security Act of 1974 (ERISA), as amended.

Effective January 1, 1999 the Plan was amended to include Z-tech Corporation as a participating employer of the Plan. On July 1, 1999, Z-tech Corporation was merged into
Carpenter Advanced Ceramics, Inc. The employees of the Z-tech division continued
participation in the Plan. Also effective July 1, 1999, the Rathbone Precision Metals, Inc.
401(k) Salaried Savings and Retirement Plan was merged into the Plan in the amount of approximately $727,000.

Effective October 1, 2000, PNC Advisors replaced Chase Manhattan Bank as Trustee and
Recordkeeper of the Plan.

          Contributions:

Each year, participants may contribute up to 17 percent of pretax annual compensation
(known as salary deferral contributions), as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified plans (known as rollover contributions). The Company contributes an amount equal to two percent of each employee's total compensation for each pay period, and provides a matching contribution equal to 50 percent of the portion of the participant's salary deferral which does not exceed four percent of the participant's total compensation for each pay period (collectively known as company contributions). Contributions are subject to certain limitations.

Participant Accounts:
The following four accounts are maintained for each participant and are credited with the applicable contributions, earnings on funds invested, forfeitures of terminated participants'
nonvested accounts, and are charged with an allocation of Plan administrative expenses.
The contributions to these accounts are participant directed:

- - - -	Employer Qualified Non-Elective Contribution Account - credited with company contributions

Employer Matching Account - credited with company contributions

Employee 401(K) Account - credited with salary deferral contributions

Rollover Monies Account - credited with rollover contributions

          Vesting:

Qualified non-elective contributions, salary deferral contributions, rollover monies, and the
Plan earnings thereon, are 100 percent vested and nonforfeitable. Vesting in the
Company's matching contributions is based upon years of continuous service, and a participant is 100 percent vested after three years of service, contingent upon completing at least 1,000 hours of service for each Plan year.

          Investment Funds:

As of October 1, 2000, the Plan maintains eleven investment funds. Each participant may designate separately the investment fund or funds in which the accounts are to be invested.

          Participant Loans:

Loans may be made to participants in an amount equal to 50 percent of the value of the vested interest in his or her account or $50,000, whichever is less. The minimum amount of the loan shall be $1,000. Interest is charged at a rate which is 1% over the published prime rate for commercial lenders at the time the loan is initiated. Loan repayments are required for each pay period over a period not to exceed five years.

          Forfeited Accounts:

Forfeitures during the year of the Company's matching contributions are held in an account in the Vista Premier U.S. Government Money Market Fund until allocated to all eligible participants in proportion to each such participant's compensation for the plan year.

There were no forfeitures in 2000 or 1999.

          Benefits Paid to Participants:

Benefits paid to participants include distributions and withdrawals. Participants are entitled to a distribution equal to the value of the vested interest in his or her account upon separation from service, occurrence of a total and permanent or qualifying disability, or after the age of 59-1/2. Upon separation, a participant may elect to defer such distribution, provided the account balance is at least $5,000. The distribution of benefits to all separated participants must begin no later than the latter of April 1 of the year after the participant retires or attains 70-1/2 or, in the case of a 5% owner of Carpenter Technology
Corporation common stock, the date of separation. Upon attainment of age 59-1/2, participants may make withdrawals from any accounts which are 100 percent vested without limitation. Hardship withdrawals, subject to certain restrictions, are permitted from any accounts which are 100 percent vested. Benefits paid to participants are in cash except those which consist of investments in the Carpenter Technology Stock Fund, which can be made in shares of Carpenter Technology Corporation common stock or cash, at the participant's option. Payments will be paid out in a lump sum or under a variety of annuity forms available for election by the participant.

          Administrative Expenses:

Independent accountants' fees are paid by the Company. All other fees are paid by the
Plan.

          Plan Termination:

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and any contractual obligations. In the event of termination or partial termination of the Plan, or discontinuance of contributions by the Company, the rights of all participants to amounts credited to their accounts shall be nonforfeitable.

2.	Summary of Significant Accounting Policies:
	A.	The financial statements of the Plan are prepared under the accrual method of accounting.
B.	The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

C.	The investment in Carpenter Technology Corporation common stock is stated at fair value based on the last reported sales price as quoted on the New York Stock
Exchange. The investment in the other funds are stated at their fair value, based on the current market values of the underlying assets of the funds, or as determined by the trustee. Purchases and sales of investments are recorded on a trade-date basis. Gain or loss on sales of investments is based on average cost. Dividend income is recorded on the ex-dividend date.

D.	The net appreciation (depreciation) in the fair value of investments in the statement of changes in net assets available for benefits consists of the realized gains or losses and unrealized appreciation (depreciation) on investments.

	E.	Benefits are recorded when paid.

F.	Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is reasonably possible that changes in these risks in the near term could materially affect the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.	Investments:

The following presents investments that represent 5 percent or more of the Plan's net assets. (Shares and dollars in thousands)
at December 31
		Mutual Funds:	2000	1999

     PNC Investment Contract Fund, 572 shares
     BlackRock Intermediate Government Bond Fund, 76 shares
     BlackRock Balanced Fund, 63 shares
     Investment Company of America Fund, 71 shares
     Federated Mid-Cap Fund, 105 shares
     Vista Growth & Income Fund, 45 shares
     Vista Capital Growth Fund, 32 shares
     George Putnam Fund of Boston, 55 shares
Carpenter Technology Corporation common stock,
     126 and 34 units, respectively

			$ 1,284 $ 771 $ 1,016 $ 2,219 $ 1,837 $ - $ - $ - $ 1,527	$ - $ - $ - $ - $ - $ 1,792 $ 1,349 $ 890 $ 933
	During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $187,000 and $61,000 as follows:

		(dollars in thousands)
		2000	1999
	Mutual funds	$ 328	$ 173
	Common stock	(141)	(112)
		$ 187	$ 61
4.	Tax Status:
The Internal Revenue Service has determined and informed the Company by letter dated
December 20, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the Code). The Plan administrator believes the Plan is currently being operated in compliance with applicable sections of the
	Code.

5.	Related Party Transactions:

Certain Plan investments are shares of mutual funds managed by PNC. PNC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.
Fees paid by the Plan for the investment management services of PNC were $1,000 for
	the year ended December 31, 2000.

Certain Plan investments were shares of mutual funds managed by the Chase Manhattan
Bank. The Chase Manhattan Bank was the trustee through September 30, 2000 as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services of Chase Manhattan Bank for the years ended December 31, 2000 and 1999 were $37,000 and $32,000 respectively.

Schedule H, Item 4i - Schedule of Assets Held for Investment Purposes The Savings Plan for Affiliates as of December 31, 2000

(A)	(B) Identity of issue, borrower, lessor or similar party	(C) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(E) Current Value
*	PNC Investment Contract Fund	Registered Investment Company	$ 1,284,430
*	BlackRock Intermediate Government Bond Fund	Registered Investment Company	$ 771,279
*	BlackRock Balanced Fund	Registered Investment Company	$ 1,015,637
	Investment Company of America Fund	Registered Investment Company	$ 2,219,458
*	BlackRock Index Equity Fund	Registered Investment Company	$ 13,319
	Janus Overseas Fund	Registered Investment Company	$ 25,448
	Janus Fund	Registered Investment Company	$ 57,608
	Federated Mid-Cap Fund	Registered Investment Company	$ 1,837,158
	Fidelity Advisor Value Stratification Fund	Registered Investment Company	$ 14,489
	INVESCO Small Company Growth Fund	Registered Investment Company	$ 10,103
*	Carpenter Technology Corporation Common Stock	Corporate Stocks - Common	$ 1,526,503
	Participant Loans	Loans to Participants - interest rate range 8.75% to 10.5%; no loans due past 5/10/09	$ 404,250
* Party-in-Interest

Schedule H, Item 4j - Schedule of Reportable Transactions The Savings Plan for Affiliates for the year ended December 31, 2000

(A) Identity of Party Involved	(B) Description of Asset	(C) Purchase Price	(D) Selling Price	(G) Cost of Asset	(H) Current Value of Asset on Transaction Date	(I) Net Gain or (Loss)
Chase Manhattan Bank	George Putnam Fund of Boston	$ -	$1,021,471	$1,046,080	$1,046,080	$ (24,609)
Chase Manhattan Bank	Vista Capital Growth Fund	$ -	$1,824,580	$1,580,237	$1,580,237	$ 244,343
Chase Manhattan Bank	Vista Growth & Income Fund	$ -	$2,117,095	$2,126,224	$2,126,224	$ (9,129)
Chase Manhattan Bank	Vista Premiere U.S. Government Money Market Fund	$ -	$1,170,070	$1,170,070	$1,170,070	$ -
Chase Manhattan Bank	Vista U.S. Treasury Income Fund	$ -	$ 701,922	$ 691,384	$ 691,384	$ 10,539
PNC Bank	Investment Company of America Fund	$2,117,095	$ -	$ -	$2,117,095	$ -
PNC Bank	Federated Mid Cap Fund	$1,824,580	$ -	$ -	$1,824,580	$ -
PNC Bank	BlackRock Balanced Fund	$1,021,471	$ -	$ -	$1,021,471	$ -
PNC Bank	BlackRock Intermediate Government Bond Fund	$ 701,922	$ -	$ -	$ 701,922	$ -
PNC Bank	PNC Investment Contract Fund	$1,170,070	$ -	$ -	$1,170,070	$ -
CONSENT OF INDEPENDENT ACCOUNTANTS
We hereby consent to the incorporation by reference in the Registration Statement on Form
S-8 (number 2-83780) of Carpenter Technology Corporation of our report dated June 4,
2001 relating to the financial statements of The Savings Plan for Affiliates, which appears in this Form 11-K
. /s/PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP Philadelphia, PA June 28, 2001

Last Updated on 6/19/01
By U00954